Exhibit 9.(a)(5)(iii)

October 16, 2014

Arun Seth

Frank C. Becker

c/o Cadista Holdings Inc.

207 Kiley Drive

Salisbury, Maryland 21801

Re: Letter dated October 15, 2014 to Mr. R. Sankaraiah

Dear Messrs. Seth and Becker:

I am in receipt of the Special Committee’s letter dated October 15, 2014 provided in response to the proposal letter from Jubilant Life Sciences Ltd. (“Jubilant”) dated August 1, 2014 to the Board of Directors of Cadista Holdings (“Cadista,,)(the “Proposal Letter”). On behalf of Jubilant, I express my thanks for the Special Committee’s review and evaluation of the transaction outlined in the Proposal Letter and your conclusion, following consultation with and assistance from your legal and financial advisors, that the tender offer and short form merger contemplated in the Proposal Letter are advisable and substantively and procedurally fair to the minority shareholders of Cadista, and that you will recommend that the minority shareholders accept the tender offer and tender their shares.

We kindly request that the Special Committee coordinate with Mr. Kamal Mandan, in his capacity as a Director of Cadista, to place the Special Committee’s review and recommendation of the proposed transaction on the agenda at the upcoming Board meeting of Cadista scheduled for Friday, October 24, 2014, This will allow the Special Committee to present to the Board its review and evaluation of the proposed transaction and its recommendations for consideration by the Board.

Jubilant along with its counsel, looks forward to working with the Special Committee and its counsel to finalize the tender offer documentation to be filed with the Securities and Exchange Commission and to be circulated to the minority stockholders of Cadista in order to commence, and to bring to a successful conclusion, the tender offer and short form merger transaction.

Sincerely,

R. Sankaraiah
Executive Director, Finance